FORM 11-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

ANNUAL REPORT

PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(X)	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

OR

( )	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number 0-17157

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NOVELLUS SYSTEMS, INC. 401 (k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NOVELLUS SYSTEMS, INC.

4000 North First Street
San Jose, CA 95134
408-943-9700

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NOVELLUS SYSTEMS, INC.

Date: June 26, 2003	By /s/	Kevin S. Royal
Kevin S. Royal Vice President and Chief Financial Officer

NOVELLUS SYSTEMS, INC.
401 (k) PLAN

Financial Statements and Supplemental Schedule
December 31, 2002 and 2001

     Schedule of Assets Held for Investment Purposes

Consent of Independent Accountants (Exhibit 23.1)

INDEPENDENT ACCOUNTANTS’ REPORT

To the Participants and
Plan Administrator of the
Novellus Systems, Inc.
401(k) Plan

We have audited the financial statements of the Novellus Systems, Inc. 401(k) Plan (the Plan) as of December 31, 2002 and 2001, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 7, 2003

NOVELLUS SYSTEMS, INC.
401 (k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2002	2001

Assets:
Investments, at fair value	$55,286,002	$59,541,390
Investments, at contract value	2,086,287	1,974,715
Participant loans	1,583,074	1,666,928

Net assets available for benefits	$58,955,363	$63,183,033

See notes to financial statements.

NOVELLUS SYSTEMS, INC.
401 (k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the years ended
	December 31,
	2002	2001

Additions to net assets attributed to:
Investment income:
Dividends and interest	$233,598	$256,601
Net realized and unrealized depreciation in fair value of investments	(13,500,213)	(4,713,876)

	(13,266,615)	(4,457,275)

Contributions:
Participants’	13,360,682	14,958,245
Employer’s	—	76,441

	13,360,682	15,034,686

Total additions	94,067	10,577,411
Deductions from net assets attributed to:
Withdrawals and distributions	4,321,737	3,286,719
Administrative expenses	—	12,280

Total deductions	4,321,737	3,298,999

Net (decrease) increase prior to transfer	(4,227,670)	7,278,412
Transfer of assets:
To the Plan	—	14,494,563

Net (decrease) increase in net assets	(4,227,670)	21,772,975
Net assets available for benefits:
Beginning of year	63,183,033	41,410,058

End of year	$58,955,363	$63,183,033

See notes to financial statements.

NOVELLUS SYSTEMS, INC.
401 (k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General - The following description of the Novellus Systems, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established in 1989 by Novellus Systems, Inc. (the Company) to provide benefits to eligible employees, as defined in the Plan document. Formerly known as the Novellus Systems, Inc. Employee Savings Plan, the Company amended and restated the Plan and Trust Agreement on March 30, 2001 to change the name of the Plan to provide for the merger of the GaSonics International 401(k) Profit Sharing Plan (GaSonics Plan) into the Plan (Note 3) and to comply with provisions of the Internal Revenue Code (the Code). In conjunction with the foregoing, the Company designated Sterling Trust Company (Sterling) trustee of the Plan.

The Company amended and restated the Plan effective January 1, 2002 to conform to provisions of the Code and to adopt certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Administration - The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. A third-party administrator, CMG Consulting, Inc. (CMG), processes and maintains the records of participant data. Matrix Capital Bank (Matrix) succeeded Sterling as Plan trustee in August 2002. Substantially all expenses incurred for administering the Plan are paid by the Company.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Forfeited accounts - Forfeited nonvested accounts will be used to pay Plan administrative expenses.

Investments - Investments of the Plan are held by the trustee and invested based solely upon instructions received from participants. In March 2001, Plan assets were transferred from pooled separate accounts offered by Nationwide Life Insurance Company (Nationwide) to mutual funds, a pooled account and a fund invested in shares of Novellus, Inc. common stock (Company Stock Fund). Participants may allocate a maximum of 25% of their deferrals of compensation to investment in the Company Stock Fund.

The Plan’s investments in mutual funds, a money market fund and the Company Stock Fund are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.

Plan investments include a pooled account, the Novellus Unitized GIC Fund, that consists of an investment contract maintained by Nationwide, the Nationwide Fixed Fund and the Novellus Fixed Interest Account. The Nationwide Fixed Fund is fully benefit responsive and, therefore, has been reported in the financial statements at contract value. The average yield on the investment contract for the years ended December 31, 2002 and 2001 was 5.1% and 5.75%, respectively. Fair value of the Plan’s investment in the contract approximates the contract value at December 31, 2002 and 2001. The Novellus Fixed Interest Account consists of a money market fund valued at fair value at December 31, 2002 and 2001.

Income taxes - The Plan has received a favorable determination letter dated December 12, 2002. The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Risks and uncertainties - The Plan provides for various investment options in any combination of investment securities offered by the Plan. In addition, Company common stock is included in the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2 - PARTICIPATION AND BENEFITS

Participant contributions - Participants may elect to have the Company contribute from 1% to 50% of their eligible pre-tax compensation not to exceed the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant’s direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions - The Plan does not provide for matching contributions except to the extent that matching contributions previously contributed by an affiliated employer are maintained under the Plan. In 2001, the Company made matching contributions totaling approximately $76,000 to former participants in the GaSonics Plan (Note 3). The Company is allowed to make discretionary contributions as defined in the Plan and as approved by the Board of Directors. No discretionary contributions were made for the years ended December 31, 2002 and 2001.

In January 2000, the Company established a separate defined contribution plan, Novellus Systems, Inc. Matching Plan (Matching Plan). As defined in the Matching Plan, the Company may make matching contributions with the approval of the Board of Directors. For the years ended December 31, 2002 and 2001, the Company matched 50% of each eligible participant's contribution under the Novellus Systems, Inc. 401(k) Plan up to a maximum of the greater of $4,000 or 6% of eligible compensation. Matching contributions for the years ended December 31, 2002 and 2001 were made in shares of the Company's common stock in the amount of 125,213 and 118,207 shares, respectively. The contributions were valued at approximately $3.4 million and $4.7 million as of December 31, 2002 and 2001, respectively.

Vesting - Participants are immediately vested in their contributions. Participants are fully vested in the employer’s discretionary contributions allocated to their account after three years of credited service.

Special vesting provisions apply to accounts merged into the Plan from the GaSonics Plan (Note 3). Participants vest ratably and become 100% vested in matching and profit sharing contributions allocated to their accounts under the GaSonics Plan after four years. Years of vesting service credited under the GaSonics Plan are recognized for vesting purposes.

Participant accounts - Each participant’s account is credited with the participant’s contribution, Plan earnings or losses and an allocation of the Company’s contribution, if any. Allocation of the Company’s contribution is based on participant contributions or eligible employee compensation, as defined in the Plan.

Payment of benefits - Upon termination, the participants or beneficiaries may elect to leave their account balance in the Plan, or receive their total benefits in a lump sum amount equal to the value of the participant’s vested interest in their account. Distributions are paid in cash, except for distributions from the Company Stock Fund, which may be paid in cash or shares of stock at the election of the participant. The Plan allows for the automatic lump sum distribution of participant vested account balances that do not exceed $5,000.

Loans to participants - The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant’s vested balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be extended. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2002 carry interest rates ranging from 5.25% to 10.5%.

NOTE 3 - PLAN MERGER/TRANSFER

In conjunction with the Company's acquisition of GaSonics International Corporation, assets totaling approximately $14.5 million were transferred into the Plan from the GaSonics Plan during 2001.

NOTE 4 - INVESTMENTS

The following table presents the contract or fair values of investments and investment funds that include 5% or more of the Plan’s net assets at December 31:

	2002	2001

Fidelity Prime Fund Daily	$326	$5,325,782
Novellus Unitized GIC Fund	11,676,755	4,346,339
Van Kampen Equity and Income Fund	4,030,061	3,232,114
Federated Max-Cap Fund	—	4,022,297
AllianceBernstein Growth & Income Fund	5,991,469	8,123,004
LEADER Growth & Income Fund	7,364,143	10,268,419
AIM Select Equity Fund	5,208,783	7,252,310
Seligman Capital Fund	2,719,641	3,792,726
Oppenheimer Global Fund	5,998,966	6,857,722
Dreyfus S&P 500 Index Fund	3,479,533	—
Other Funds individually less than 5% of net assets	12,485,686	9,962,320

Assets held for investment purposes	$58,955,363	$63,183,033

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows for the years ended December 31:

	2002	2001

Common stock	$(547,066)	$(96,090)
Pooled separate accounts	—	(381,452)
Mutual funds	(12,953,147)	(4,236,334)

	$(13,500,213)	$(4,713,876)

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Plan investments in the Nationwide Fixed Fund and the Novellus Fixed Interest Account are managed by Nationwide and Matrix, respectively. Any purchases and sales of these funds are open market transactions at fair market value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

As summarized in Note 1, participants may elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in Novellus Systems, Inc. common stock was as follows at December 31, 2002 and 2001:

	Number of shares	Fair value

2002	65,870	$1,958,375
2001	36,594	$1,232,968

NOTE 6 - PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants would become fully vested in their accounts.

NOTE 7 - SUBSEQUENT EVENT

In conjunction with the Company’s acquisition of SpeedFam-IPEC, Inc., the Board of Directors approved the merger of the SpeedFam-IPEC Employees’ Savings Profit Sharing Plan and Trust into the Plan in 2003. The merger resulted in an increase in Plan assets of approximately $22.0 million.

SUPPLEMENTAL SCHEDULE

NOVELLUS SYSTEMS, INC. 401 (k) PLAN	EIN: 77-0024666 PLAN #001

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2002

	Identity of issue, borrower,	Description of investment including maturity date,	Current
	lessor or similar party	rate of interest, collateral, par or maturity value	value

*	Nationwide Fixed Fund	Insurance company general account	$2,086,287
*	Novellus Fixed Interest Account	Money market fund	9,590,468
	Fidelity Prime Fund Daily	Money market fund	326
	Scudder US Government Securities Fund	Mutual fund	2,770,491
	Dreyfus Premier Core Bond Fund	Mutual fund	1,362,768
	Van Kampen Equity and Income Fund	Mutual fund	4,030,061
	AllianceBernstein Growth & Income Fund	Mutual fund	5,991,469
	MFS Capital Opportunities Fund	Mutual fund	1,110,565
	LEADER Growth & Income Fund	Mutual fund	7,364,143
	AIM Select Equity Fund	Mutual fund	5,208,783
	Seligman Capital Fund	Mutual fund	2,719,641
	Franklin Small Mid-Cap Growth Fund	Mutual fund	1,101,121
	Seligman Communications & Information Fund	Mutual fund	1,388,611
	Oppenheimer Global Fund	Mutual fund	5,998,966
	Dreyfus S&P 500 Index Fund	Mutual fund	3,479,533
	Dreyfus Small Cap Stock Index Fund	Mutual fund	45,550
	Dreyfus MidCap Index Fund	Mutual fund	99,930
	Dreyfus International Stock Index Fund	Mutual fund	188,776
	Fidelity Low-Price Stock Fund	Mutual fund	322,753
	American Funds Growth Fund of America	Mutual fund	187,877
	MFS International New Discovery Fund	Mutual fund	136,798
	PIMCO Renaissance Fund	Mutual fund	137,349
	Pioneer High Yield Fund	Mutual fund	64,853
	ATM Small Cap Growth Fund	Mutual fund	26,795
*	Novellus Unitized Stock Fund	Common stock	1,958,375
*	Participant loans	Interest rates ranging from 5.25% to 10.5%	1,583,074

		Total	$58,955,363

*          Parties-in-interest

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

23.1	Consent of Independent Accountants